EXHIBIT 99.1

Brookfield Business Partners Announces Renewal of Normal Course Issuer Bids for Units and Exchangeable Shares

BROOKFIELD, News, Aug. 15, 2024 (GLOBE NEWSWIRE) -- Brookfield Business Partners (NYSE: BBU, BBUC; TSX: BBU.UN, BBUC) today announced that the Toronto Stock Exchange (“TSX”) has accepted a notice filed by Brookfield Business Partners L.P. of its intention to renew its normal course issuer bid for its limited partnership units (“Units”) and a notice filed by Brookfield Business Corporation of its intention to renew its normal course issuer bid for its class A exchangeable subordinate voting shares (“Exchangeable Shares”). Brookfield Business Partners believes that the Units or the Exchangeable Shares, respectively, may from time to time trade in a price range that does not fully reflect their value and that, in such circumstances, the acquisition of Units or Exchangeable Shares, as applicable, may represent an attractive use of available funds.

Brookfield Business Partners is authorized to purchase up to 3,714,088 Units and 3,647,722 Exchangeable Shares, representing up to 5% of the issued and outstanding Units and Exchangeable Shares, respectively. At the close of business on August 8, 2024, there were 74,281,766 Units and 72,954,447 Exchangeable Shares issued and outstanding. Under Brookfield Business Partners’ normal course issuer bids, it may purchase up to 10,340 Units and up to 5,184 Exchangeable Shares on the TSX during any trading day, which represents 25% of the average daily trading volume of 41,360 Units and 20,738 Exchangeable Shares on the TSX for the six months ended July 31, 2024.

Purchases under each normal course issuer bid are authorized to commence on August 19, 2024 and will terminate on August 18, 2025, or earlier should Brookfield Business Partners L.P. or Brookfield Business Corporation complete purchases under each respective normal course issuer bid prior to such date.

Under Brookfield Business Partners L.P.’s normal course issuer bid that commenced on August 17, 2023 and will expire on August 16, 2024, Brookfield Business Partners L.P. previously sought and received approval from the TSX to purchase up to 3,730,658 Units. As of August 8, 2024, Brookfield Business Partners and its affiliates purchased a total of 647,754 Units under Brookfield Business Partners L.P.’s previous normal course issuer bid through the facilities of the TSX, the New York Stock Exchange and/or alternative trading systems in Canada and the United States at a weighted average price paid per Unit of US$16.73.

Under Brookfield Business Corporation’s normal course issuer bid that commenced on August 17, 2023 and will expire on August 16, 2024, Brookfield Business Corporation previously sought and received approval from the TSX to repurchase up to 3,647,745 Exchangeable Shares. No Exchangeable Shares were purchased under Brookfield Business Corporation’s previous normal course issuer bid.

Purchases of Units and Exchangeable Shares will be made through the facilities of the TSX, the New York Stock Exchange and/or alternative trading systems. All Units and Exchangeable Shares purchased by Brookfield Business Partners L.P. and Brookfield Business Corporation under the applicable normal course issuer bids will be cancelled. Purchases will be subject to compliance with applicable United States federal securities laws, including Rule 10b-18 under the United States Securities Exchange Act of 1934, as amended, as well as applicable Canadian securities laws.

Brookfield Business Partners has entered into automatic repurchase plans, which have been pre-cleared by the TSX, to allow for the purchase of Units or Exchangeable Shares, as applicable, subject to certain trading parameters, at times when Brookfield Business Partners would ordinarily not be active in the market due to its own internal trading black-out periods, insider trading rules or otherwise. Outside of these periods, Units and Exchangeable Shares will be purchased in accordance with management’s discretion and in compliance with applicable law. The actual number of Units and Exchangeable Shares purchased under the automatic plans, the timing of such purchases and the price at which Units and Exchangeable Shares are purchased will depend upon future market conditions.

Brookfield Business Partners is a global business services and industrials company focused on owning and operating high-quality businesses that provide essential products and services and benefit from a strong competitive position. Investors have flexibility to invest in our company either through Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN), a limited partnership, or Brookfield Business Corporation (NYSE, TSX: BBUC), a corporation. For more information, please visit https://bbu.brookfield.com.

Brookfield Business Partners is the flagship listed vehicle of Brookfield Asset Management’s Private Equity Group. Brookfield Asset Management is a leading global alternative asset manager with approximately $1 trillion of assets under management.

For more information, please contact:

Media: Marie Fuller Tel: +44 207 408 8375 Email: marie.fuller@brookfield.com	Investors: Alan Fleming Tel: +1 (416) 645-2736 Email: alan.fleming@brookfield.com

Cautionary Statement Regarding Forward-Looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as regarding recently completed and proposed acquisitions, dispositions, and other transactions, and the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including our ability to complete dispositions and achieve the anticipated benefits therefrom; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics; cybersecurity incidents; the possible impact of international conflicts, wars and related developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States including those set forth in the “Risk Factors” section in our most recently filed Form 20-F.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.